SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of: February 2021
Commission File Number: 333-225519-01

HYDRO ONE LIMITED
(Translation of Registrant’s name into English)

483 Bay Street, South Tower, 8th Floor, Toronto Ontario M5G 2P5 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

99.1	Audited consolidated financial statements of the Registrant as at and for years ended December 31, 2020 and 2019, and Auditors' Report thereon dated February 23, 2021

99.2	Management’s Discussion and Analysis of the Registrant as at and for the year ended December 31, 2020

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDRO ONE LIMITED

/s/ Christopher Lopez
Name: Christopher Lopez
Title: Chief Financial Officer

Date:	February 24, 2021